FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-117367

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 16 DATED JANUARY 18, 2007
TO THE PROSPECTUS DATED MAY 23, 2005

This prospectus supplement (this “Supplement”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “REIT”), dated May 23, 2005 (the “Prospectus”), and should be read in conjunction with the Prospectus, Prospectus Supplement No. 10 thereto, dated June 20, 2006, Prospectus Supplement No. 12 thereto, dated September 20, 2006, Prospectus Supplement No. 14 thereto, dated December 27, 2006, and Prospectus Supplement No. 15 thereto, dated January 11, 2007. This Supplement will be delivered with the Prospectus.

The purpose of this Supplement is to describe the status of the offering of common shares of the REIT and to disclose the potential acquisition of an industrial real estate portfolio.

Status of the Offering

We commenced our initial public offering of 30,000,000 shares of common stock on May 23, 2005. As of January 5, 2007, we had received aggregate gross offering proceeds of approximately $43.6 million from the sale of approximately 4.4 million shares in our initial public offering. Additionally, Lightstone SLP, LLC has contributed $4.4 million to the operating partnership pursuant to the arrangement described in the “Compensation Table” and “Capital Resources” sections of our Prospectus. After allowing for the payment of approximately $3.5 million in selling commissions and dealer manager fees, and $.9 million in other organization and offering expenses, as of January 5, 2007, we had raised aggregate net offering proceeds of approximately $43.6 million. The first closing for shares of our common stock was held on February 1, 2006, and thereafter, daily closings have occurred and will occur until termination of the offering.

Property Acquisition

On January 11, 2007, Lightstone Value Plus Real Estate Investment Trust, Inc. (the “REIT”) in conjunction with its sponsor, The Lightstone Group, LLC, committed to purchase a portfolio of 32 industrial properties (the “Portfolio”) for a total purchase price of approximately $138.0 million.

The REIT has agreed to acquire 18 properties (the “REIT Portfolio”) located in New Orleans, LA (12 properties), Baton Rouge, LA (4 properties), and San Antonio, TX (2 properties). The Lightstone Group has agreed to acquire 14 properties (the “Lightstone Portfolio”) located in New Orleans, LA (5 properties), Columbus, OH (3 properties), Shreveport, LA (2 properties), Baton Rouge, LA (2 properties), and San Antonio, TX (2 properties).

In determining the allocation of properties between the REIT and Lightstone, consideration was given to the REIT’s current dividend policy, its funds available for investment and its leverage limitations. Assets intended for sale (5 properties) and assets representing greater leasing risks were excluded in the determination of the REIT Portfolio. The effect of this allocation strategy is partially reflected in the occupancy rates of each portfolio, with the REIT Portfolio reporting an occupancy rate of 96% and the Lightstone Portfolio reporting an occupancy rate of 89%.

The diversification of properties by tenant use was also a consideration in the determination of the REIT Portfolio. The Lightstone Portfolio represents 1.5 million leasable square feet principally suitable for distribution (78%) and flexible industrial use (22%). The REIT Portfolio is more balanced with approximately 1.0 million square feet of space suitable for flexible industrial (45%), distribution (40%) and office (15%) uses.

The allocation of purchase price for each portfolio was determined using capitalization rates ranging from 7.5% for properties in the San Antonio, TX market to 8.5% for those properties targeted for sale. The REIT Portfolio purchase price is approximately $69.0 million, excluding closing costs.

The Board of Directors of the REIT, including all of the independent directors, considered these factors, as presented to the Board by Lightstone Value Plus REIT LLC, the REIT’s advisor, and approved the acquisition of the REIT Portfolio by the REIT.

A Purchase and Sale agreement (the “Agreement”) for the acquisition of the Portfolio was executed by the REIT on December 14, 2006, and later amended on January 10, 2007. The Portfolio is being sold by Sealy SHV/NO, L.P., Sealy Ohio, L.P., Sealy Alamo Buildings, L.P., Sealy FRLA SBC, L.L.C., Sealy FRLA I, L.L.C., Sealy FRLA II, L.L.C., Sealy FRLA Office, L.L.C. and Sealy BR4, L.P.(collectively, “Seller”), none of which is an affiliate of the REIT or its subsidiaries.

The REIT made an initial earnest money deposit of $2,000,000 on December 15, 2006, one day after executing the Agreement. The Lightstone Group made a second deposit of $2.0 million on January 11, 2007. Although the Seller has satisfied the due diligence condition contained in the Agreement, and the January 11, 2007 escrow deposit indicated the REIT’s commitment to purchase the Portfolio, its obligation to do so remains subject to the remaining conditions contained in the contract and we cannot make any assurances that the closing will occur.

In evaluating the REIT Portfolio as a potential acquisition and determining the appropriate amount of consideration to be paid for the REIT Portfolio, we have considered a variety of factors, including each Property’s location, demographics, quality of tenants, duration of in-place leases, strong occupancy and the fact that the overall rental rates at the Properties are comparable to market rates.

We believe that each Property is well located, has acceptable roadway access and is well maintained. The Properties are subject to competition from similar properties within their respective market areas, and the economic performance of one or more Properties could be affected by changes in local economic conditions. We did not consider any other factors material or relevant to the decision to acquire the REIT Portfolio.